ACES WIRED, INC.
12225 Greenville Ave., Ste.861
Dallas, Texas 75243
214-261-1963

[Via EDGAR]

November 8, 2006

H. Roger Schwall
Assistant Director, Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Aces Wired, Inc.
Registration Statement on Form SB-2 Filed November 8, 2006

Dear Mr. Schwall:

Aces Wired, Inc. filed its Registration Statement on Form SB-2 on November 8, 2006. The examiner will notice that blanks appear in the prospectus where our trading symbol and historical closing prices are discussed. There currently is no public trading market for our common stock, but we are in the process of applying for our common stock to be quoted on the Over-the-Counter Bulletin Board. We expect the application process to be complete before the SEC declares the Registration Statement effective, and we will accordingly amend the prospectus to provide the most current available information at that time.

If you wish to discuss any issues regarding this matter, please feel free to contact the undersigned at (214) 261-1963.